FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,
Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

By:	/s/ HIDEKI ISHIDA
Hideki Ishida Managing Director General Manager of Corporate Business Systems Administration Division

Date:    December 20, 2002

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Semiannual Report for the six months ended September 30, 2002

THE NEW VALUE FRONTIER

KYOCERA

Semiannual Report 2003

For the six months ended September 30, 2002

Company Profile

Kyocera Corporation (the "Company") was founded in April 1959 by Dr. Kazuo Inamori, now Chairman Emeritus, and seven colleagues. The Company was built with a new ceramic technology they had developed and capital of ¥3 million.

Over the ensuing years, Kyocera ("Kyocera" as a consolidated group) has used its materials expertise to expand into numerous high-tech fields, including electronics, telecommunications, metal processing, automotive components, medical and dental implants, and solar energy. As part of its long-term growth strategy, Kyocera is focusing on businesses that support telecommunications and information processing, environmental protection, and the quality of life.

Over 80% of Kyocera's sales are derived from products related to the telecommunications or information fields. These range from end-user offerings, such as wireless phones and office machines, to network products, such as electronic and fiber-optic components, semiconductor parts and wireless local loop (WLL) systems.

Kyocera's material technologies offer great potential for environmental protection. Advanced crystal-processing expertise has made Kyocera a leading producer of solar cells and solar electric generating systems. Kyocera's pollution-reducing ceramic engine parts, filmless digital cameras and cartridge-free page printers further reflect its commitment to the environment and the well-being of future generations.

To enhance the quality of life, Kyocera has developed specialized electronic and structural components for the medical industry. Additionally, as people live longer, Kyocera is striving to help them live better through such products as BIOCERAM medical and dental implants, recrystallized gemstones, high-quality cameras, Internet-capable wireless handsets, and even telecommunications and multimedia services.

In the years to come, Kyocera will pursue continuous growth and high-value-added diversification using its abundant internal resources in materials, components, equipment, information technology (IT) solutions, services and networks. Through ongoing customer-oriented research and development, Kyocera will fulfill its commitment to creating new technologies, products and markets that contribute to the advancement of society and humankind.

Forward-Looking Statements

Certain of the statements made in this semiannual report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on the current assumptions and beliefs of Kyocera in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in Kyocera's markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which Kyocera makes significant sales; Kyocera's ability to launch innovative products and otherwise meet the advancing technical requirements of Kyocera's customers, particularly in the highly competitive markets for ceramics, semiconductor parts, and electronic components; and the extent and pace of future growth or contraction in IT-related markets around the world, including those for communications and personal computers (PCs). Such risks, uncertainties and other factors may cause Kyocera's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Kyocera undertakes no obligation to publicly update any forward-looking statements included in this semiannual report.

Financial Highlights

(Yen in millions and U.S. dollars in thousands,
except per share amounts—Note 1)
Six months ended September 30

	2002	2001	2002
Net sales	¥ 517,003	¥ 520,378	$ 4,237,730
Net income	17,127	19,103	140,385
Earnings per share:			
Basic	¥ 91.25	¥ 101.04	$ 0.75
Diluted	91.21	100.92	0.75
Cash dividends declared per share:			
Per share of common stock	¥ 30.00	¥ 30.00	$ 0.25
Total assets	¥ 1,639,928	¥ 1,610,346	$ 13,442,033
Stockholders' equity	1,013,188	996,925	8,304,820
Depreciation	¥ 31,328	¥ 35,999	$ 256,787
Capital expenditures	19,191	33,452	157,303


1,285,053
680,431
604,622
1,034,574
514,196
520,378
517,003
FY '01
FY '02
FY '03
(Yen in millions)
First half
Second half
Net sales


219,529
166,380
53,149
12,850
31,953
19,103
17,127
FY '01
FY '02
FY '03
(Yen in millions)
First half
Second half
Net income

Our goal is not merely to gain market share, but to create new markets and enhance profitability through synergy

First-half review

Economic conditions remained stagnant worldwide during the six months ended September 30, 2002. The semiconductor and mobile phone markets showed only modest growth, and the component sector's recovery hopes were blunted by price erosion, leaving the overall business environment severe. Moreover, with uncertainty clouding future investments in infrastructure, component demand began slowing again toward the period's end.

Consolidated net sales for the six months ended September 30, 2002 declined 0.6%, to ¥517,003 million ($4,238 million). Profit from operations increased 8.2%, to ¥36,947 million ($303 million) due to improved productivity and no one-off expenses for structual reform as in the first half of the previous fiscal year.

In this interim period, the Company recorded approximately ¥6,100 million ($50 million) of expenses, which principally consist of foreign exchange loss arising from revaluation of the foreign currency deposit with a financial institution at the end of this interim period, such deposit being made to reduce the amount of fees payable to the same financial institution for the issuance of a letter of credit as is necessary for continuance of a litigation. For more detailed information on this litigation, please refer to Note 6 "Legal Proceeding" on pages 18 and 19. As a result, income before income taxes for this interim period decreased 5.1% as compared with the corresponding interim period of the previous fiscal year, to ¥33,593 million ($275 million).

Effective April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." Upon adoption of this new statement, Kyocera recorded a loss of ¥2,256 million ($18 million) as a cumulative effect of change in accounting principle (see Note 5 to the Consolidated Financial Statements on page 15).

During this first half, the Company purchased 5,000,000 shares of the Company's common stock at approximately ¥41,414 million ($339 million) in order to enable the Company to execute a flexible capital management policy responsive to changes in the management environment.

Outlook for the future

The U.S. economic downturn and the global drop in share prices are expected to create continued business uncertainty during the second half and beyond.

In the electronics industry, the introduction of wireless handsets featuring color LCDs and built-in digital cameras is expected to stimulate demand for mobile phones. Conversely, Kyocera is not expecting any real recovery in PC-related markets, and the downward trend in component prices is forecast to continue though the end of this fiscal year.



Kazuo Inamori
Chairman Emeritus



Kensuke Itoh
Chairman



Yasuo Nishiguchi
President

"A creative company that continues to grow in the 21st century"
Kyocera's basic policy is to promote high-value-added diversification to facilitate our continued growth in the 21st century. To achieve continuous growth, Kyocera will respond to rapid changes in demand while striving to enhance profitability and create new markets through Group-wide synergies. We hope to rapidly enhance our profitability in the components business by focusing on two strategic areas:

1) Gain market share in areas of comparative strength
Prospects appear dim for any significant improvement in IT-related markets in the second half of this fiscal year. Accordingly, we are formulating competitive differentiation strategies for products that already command considerable market share and products with high growth potential. Strategic areas include telecommunications, information processing, AV and digital home appliances, and environment-related markets.

Specifically, we will leverage our ceramic technology to gain market share for our CCD and CMOS image-sensor packages, which support the rising demand for mobile phones with built-in digital cameras. We will also work to capture market share in other promising areas, such as parts for LCD fabrication equipment, sapphire substrates for LCD projectors, and solar electric generating systems. In addition, we will seek to expand sales of electronic devices such as high-capacitance capacitors and TCXOs.

2) Create and develop new markets with high growth potential
Kyocera will aim to capture new business opportunities in the automotive electronics market in two ways: first, by exploiting our integrated technologies in materials development, design and evaluation; and second, through cutting-edge optical technologies for emerging automotive applications.

We will work aggressively to enhance the profitability of our in-vehicle camera business by integrating design technologies from our optical instruments business with optical module technologies from our components business. In view of rising demand for automotive electronics that create safer, more eco-friendly vehicles, Kyocera will strive to maximize Group-wide synergies and promote strategic alliances to become a significant automotive industry supplier.

We ask all Kyocera shareholders and other stakeholders for their continued support and understanding as we pursue the opportunities before us.

December 2002

Kazuo Inamori	Kensuke Itoh	Yasuo Nishiguchi
Chairman Emeritus	Chairman	President

Fine Ceramics Group

<First-half review>

Consolidated segment sales declined 15.0% compared with the first half of the previous year, to ¥119,077 million ($976 million). Due to growing concerns over the sluggish U.S. economy and the appreciation of the yen, the outlook for the second half and beyond remains uncertain.

Although the optical communications market remained stagnant, the first half brought a recovery in demand both for SMD packages used in mobile phones and for ceramic components used in semiconductor and LCD fabrication equipment. In addition, steady growth occurred in sales of solar electric generating systems, dental implants and orthopedic implants.

Segment operating profit fell 45.8% compared with the same period of the prior year, to ¥8,471 million ($69 million), due mainly to a decrease in sales of optical communication components.

In view of the uncertain U.S. economy, few prospects presently exist for any major recovery during the second half of this year. We expect continued growth in sales of SMD packages due to Christmas-season demand for mobile handsets. However, the effect of this increase may be diminished by reduced sales of PC-related components during the same period resulting from weaker demand for PCs worldwide.

One of Kyocera's management strategies during this economic downturn is to gain market share in areas of comparative strength. To enhance Group profitability and pursue this goal during the second half, we will seek to expand sales of strategic products, including components for LCD fabrication equipment, sapphire substrates for LCD projectors, ceramic packages for digital image sensors used in camera-equipped mobile phones, and solar electric generating systems. At the same time, we are preparing to expand production in China to further enhance our price competitiveness.

Fine Ceramics Group


363,026
192,644
170,382
252,879
112,766
140,113
119,077
FY '01
FY '02
FY '03
(Yen in millions)

Net sales

Electronic Device Group

<First-half review>

Previous inventory corrections by mobile phone manufacturers combined with a recovery in demand to increase sales of handset-related components beyond our projections during this period. Consolidated segment sales, however, declined 5.8% in comparison with the first half of the prior year, to ¥115,491 million ($947 million), due to declining revenue from other products.

Segment operating profit increased 59.1% compared with the same period of the prior year, to ¥5,974 million ($49 million), due to steady growth in sales of core products, including ceramic capacitors and temperature-compensated crystal oscillators, or TCXOs used in mobile phone handsets as well as the absence of one-off charges from structural reforms recorded during the prior year's first half. However, continuing weakness in the U.S. economy and the

Electronic Device Group


392,700
202,184
190,516
234,938
112,333
122,605
115,491
FY '01
FY '02
FY '03
(Yen in millions)

Net sales

rising value of the yen have created deeper uncertainty and exacerbated the severity of the business environment.

In the mobile phone market, we expect an increase in Christmas-season orders arising from the growth in popularity of camera-equipped handsets and advancements in color LCDs. Conversely, we anticipate only weak recovery in PC-related markets in the second half of the year. In addition, price cuts of 5% to 13% are now expected in many component markets during the second half. We therefore anticipate that market demand will remain sluggish throughout this fiscal year.

To increase sales in this environment, we will strive to expand market share with devices that already hold a commanding position, while developing new ceramic modules and other high-valued-added products. Part of this strategy will involve expanding sales of components used in wireless handsets by focusing on high-capacitance, miniature capacitors, and cultivating new markets for network infrastructure equipment. We will strive to develop new, miniaturized TCXOs and other timing devices and expand sales beyond the mobile phone market. Moreover, we will increase production in China to promote competitiveness and reduce costs; and at the same time, we will aim to establish a highly profitable production system by lowering costs at all production sites worldwide.

Equipment Group


467,362
478,293
252,898
250,547
214,464
227,746
250,862
FY '01
FY '02
FY '03
(Yen in millions)

Net sales

Equipment Group

<First-half review>

Sales of cdmaOne handsets in China fell below initial projections due to a shortfall in wireless service subscribers. This was offset, however, by strong sales of telecommunications and information equipment; and as a result, consolidated segment sales increased 10.1% compared with the same period of the prior year, to ¥250,862 million ($2,056 million).

Segment operating profit increased 65.8% from the prior first half, to ¥17,028 million ($140 million), due mainly to the improved profitability of information equipment.

Sales of CDMA 2000 1X handsets remained steady in the U.S. and Japan. In addition, despite sluggish global demand for office automation (OA) equipment, revenue from our OA products rose considerably. This is believed to reflect the market's increasing confidence in Kyocera Mita Corporation and the growing acceptance of Kyocera's OA network products, which include digital multifunction peripherals (MFPs) that are cross-compatible and environment-friendly. Revenues from the optical instruments declined in comparison with the same period of the previous year due to global stagnation in the compact camera market.

In the second half, we will strive to enhance sales and profitability by introducing new products throughout the Equipment Group. In the telecom equipment sector, we anticipate

stronger new-model sales of CDMA 2000 1X handsets in Japan and the United States. We will introduce camera-equipped CDMA 2000 1X handsets in Japan and CDMA 2000 1X handsets with global positioning system (GPS) functions in the United States. In addition, we plan to reinforce our foothold in the CDMA market by commencing production of CDMA EV-DO base stations in Japan in October 2002. This new base station business is expected to contribute to profitability; and as a complement to the Company's handset business, it will help accumulate the necessary knowledge for technical leadership in the CDMA market.

New products are expected to boost sales in the information equipment sector. These include mid- to high-speed digital MFP products and quiet, compact, high-speed Ecosys printers that support additional paper sizes and double-sided printing. We will also strive to raise profitability by reducing manufacturing costs and enhancing price competitiveness through productivity improvement.

To increase profitability in the optical instruments business, we will concentrate on high-value-added CONTAX-brand cameras and high-megapixel digital cameras, while expanding production in China. Other goals include developing new digital camera modules for mobile phones, and increasing sales of lens units in response to the rising popularity of digital imaging products.

Others

<First-half review>

Consolidated segment sales increased 3.7% in comparison with the first half of the prior year, to ¥37,785 million ($310 million), due primarily to the two-month contribution of Kyocera Chemical Corporation (formerly Toshiba Chemical Corporation), which became our subsidiary in August 2002.

During this period, segment operating profit also increased, to ¥3,216 million ($26 million).

For immediate profitability improvement, we will concentrate on boosting revenues from Kyocera Chemical Corporation through collaboration with other components businesses. We will work to expand this segment, integrating organic and inorganic technologies to enhance synergies throughout the Kyocera Group. We will also develop our content services business for mobile phone markets overseas through Kyocera Communication Systems Co., Ltd.


Others
79,790
86,116
41,656
49,683
38,134
36,433
37,785
(Yen in millions)
FY '01
FY '02
FY '03
Net sales

Assets	September 30, 2002 (Unaudited)	March 31, 2002	September 30, 2002 (Unaudited)
Current assets:			
Cash and cash equivalents	¥ 278,098	¥ 280,899	$ 2,279,492
Restricted cash	57,505	59,509	471,352
Short-term investments	14,200	10,902	116,393
Trade receivables:			
Notes	30,354	25,367	248,803
Accounts	184,082	174,240	1,508,869
Short-term finance receivables	37,185	83,196	304,795
	251,621	282,803	2,062,467
Less allowances for doubtful accounts and sales returns	(10,066)	(11,110)	(82,508)
	241,555	271,693	1,979,959
Inventories	188,967	205,806	1,548,910
Deferred income taxes	52,969	51,997	434,172
Other current assets	18,496	22,061	151,607
Total current assets	851,790	902,867	6,981,885
Investments and advances:			
Investments in and advances to affiliates and unconsolidated subsidiaries	28,106	26,206	230,377
Securities and other investments	319,245	301,659	2,616,762
	347,351	327,865	2,847,139
Long-term finance receivables	116,151	83,745	952,057
Property, plant and equipment, at cost:			
Land	53,540	46,834	438,853
Buildings	201,360	189,024	1,650,492
Machinery and equipment	584,233	568,717	4,788,795
Construction in progress	8,415	11,596	68,975
	847,548	816,171	6,947,115
Less accumulated depreciation	(583,546)	(547,548)	(4,783,164)
	264,002	268,623	2,163,951
Goodwill	25,966	30,757	212,836
Intangible assets	19,263	16,202	157,894
Other assets	15,405	15,399	126,271
	¥ 1,639,928	¥ 1,645,458	$ 13,442,033

(Yen in millions and U.S. dollars in thousands, except per share amounts—Note 1)

Liabilities and stockholders' equity	September 30, 2002 (Unaudited)	March 31, 2002	September 30, 2002 (Unaudited)
Current liabilities:			
Short-term borrowings	¥ 107,357	¥ 106,880	$ 879,976
Current portion of long-term debt	21,300	12,401	174,590
Notes and accounts payable:			
Trade	92,674	78,627	759,623
Other	25,428	27,236	208,426
Accrued liabilities:			
Payroll and bonus	33,317	31,572	273,090
Income taxes	17,051	21,359	139,762
Litigation	48,191	45,333	395,008
Other	27,443	24,344	224,943
Other current liabilities	14,104	11,356	115,607
Total current liabilities	386,865	359,108	3,171,025
Long-term debt	75,078	96,856	615,393
Accrued pension and severance costs	59,962	49,549	491,492
Deferred income taxes	35,248	28,045	288,918
Other non-current liabilities	5,352	4,892	43,869
Total liabilities	562,505	538,450	4,610,697
Minority interests in subsidiaries	64,235	67,530	526,516
Stockholders' equity:			
Common stock:			
Authorized—600,000 thousand shares			
Issued—191,309 thousand shares	115,703	115,703	948,385
Additional paid-in capital	167,609	158,228	1,373,844
Retained earnings	809,863	798,407	6,638,221
Accumulated other comprehensive income	(28,423)	(22,750)	(232,975)
Treasury stock, at cost:			
September 30, 2002 - 6,281 thousand shares	(51,564)	-	(422,655)
March 31, 2002 - 1,276 thousand shares	-	(10,110)	-
Total stockholders' equity	1,013,188	1,039,478	8,304,820
	¥ 1,639,928	¥ 1,645,458	$ 13,442,033

Consolidated Statements of Income and Retained Earnings (Unaudited)

for the six months ended September 30, 2002 and 2001
Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions and U.S. dollars in thousands, except per share amounts—Note 1)

	2002	2001	2002
Net sales	¥ 517,003	¥ 520,378	$ 4,237,730
Cost of sales	391,425	396,436	3,208,402
Gross profit	125,578	123,942	1,029,328
Selling, general and administrative expenses	88,631	89,782	726,484
Profit from operations	36,947	34,160	302,844
Other income (expenses):			
Interest and dividend income	2,740	4,048	22,459
Interest expense	(763)	(1,393)	(6,254)
Foreign currency transaction losses, net	(6,326)	(2,434)	(51,853)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,175	797	9,631
Losses on devaluation of investment securities	(347)	(512)	(2,844)
Other, net	167	716	1,369
	(3,354)	1,222	(27,492)
Income before income taxes, minority interests and cumulative effect of change in accounting principle	33,593	35,382	275,352
Income taxes	14,080	14,091	115,409
Income before minority interests and cumulative effect of change in accounting principle	19,513	21,291	159,943
Minority interests	(130)	(350)	(1,066)
Income before cumulative effect of change in accounting principle	19,383	20,941	158,877
Cumulative effect of change in accounting principle-net of taxes	(2,256)	(1,838)	(18,492)
Net income	17,127	19,103	140,385
Retained earnings:			
At beginning of period	798,407	777,797	6,544,320
Cash dividends	(5,671)	(5,672)	(46,484)
At end of period	¥ 809,863	¥ 791,228	$ 6,638,221
Earnings per share:			
Income before cumulative effect of change in accounting principle:			
Basic	¥ 103.27	¥ 110.76	$ 0.85
Diluted	103.22	110.62	0.85
Net income:			
Basic	¥ 91.25	¥ 101.04	$ 0.75
Diluted	91.21	100.92	0.75
Weighted average number of shares of common stock outstanding (thousands of shares):			
Basic	187,694	189,065	
Diluted	187,780	189,294	

Consolidated Statements of Cash Flows (Unaudited)

for the six months ended September 30, 2002 and 2001
Kyocera Corporation and Consolidated Subsidiaries

	(Yen in millions and U.S. dollars in thousands—Note 1)		
	2002	2001	2002
Cash flows from operating activities:			
Net income	¥ 17,127	¥ 19,103	$ 140,385
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	35,133	40,578	287,975
Provision for doubtful accounts	(687)	2,111	(5,631)
Losses on inventories	3,384	6,075	27,738
Deferred income taxes	(1,259)	(2,097)	(10,320)
Minority interests	130	350	1,066
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,175)	(797)	(9,631)
Losses on devaluation of investment securities	347	512	2,844
Cumulative effect of change in accounting principle	2,256	1,838	18,492
Foreign currency adjustments	6,052	1,956	49,607
Change in assets and liabilities:			
Decrease in receivables	4,964	47,970	40,689
Decrease in inventories	10,288	21,293	84,328
Decrease (increase) in other current assets	1,421	(3,721)	11,648
Increase (decrease) in notes and accounts payable	8,459	(19,281)	69,336
Decrease in accrued income taxes	(3,973)	(36,203)	(32,566)
Increase (decrease) in other current liabilities	9,315	(7,152)	76,352
Increase in other non-current liabilities	803	911	6,582
Other, net	957	(237)	7,844
Total adjustments	76,415	54,106	626,353
Net cash provided by operating activities	93,542	73,209	766,738
Cash flows from investing activities:			
Payments for purchases of available-for-sale securities	(32)	(20,157)	(262)
Payments for purchases of held-to-maturity securities	(22,280)	(2,997)	(182,623)
Payments for purchases of investments and advances	(542)	(32)	(4,442)
Sales and maturities of available-for-sale securities	5,400	13,055	44,262
Maturities of held-to-maturity securities	12,060	35,220	98,853
Payments for purchases of property, plant and equipment	(20,379)	(36,619)	(167,041)
Proceeds from sales of property, plant and equipment	977	185	8,008
Payments for purchases of intangible assets	(3,566)	(3,885)	(29,230)
Acquisitions of businesses, net of cash acquired	4,058	–	33,262
Restricted cash	(1,476)	(6,959)	(12,098)
Other, net	983	253	8,057
Net cash used in investing activities	(24,797)	(21,936)	(203,254)
Cash flows from financing activities:			
Decrease in short-term debt	(3,898)	(36,072)	(31,951)
Proceeds from issuance of long-term debt	894	45,323	7,328
Payments of long-term debt	(13,241)	(5,321)	(108,533)
Payments of liabilities deferred pursuant to the rehabilitation plan	–	(3,253)	–
Dividends paid	(6,269)	(6,323)	(51,385)
Purchase of treasury stock	(41,535)	(506)	(340,451)
Other, net	821	589	6,729
Net cash used in financing activities	(63,228)	(5,563)	(518,263)
Effect of exchange rate changes on cash and cash equivalents	(8,318)	(3,662)	(68,180)
Net (decrease) increase in cash and cash equivalents	(2,801)	42,048	(22,959)
Cash and cash equivalents at beginning of period	280,899	201,333	2,302,451
Cash and cash equivalents at end of period	¥ 278,098	¥ 243,381	$ 2,279,492

1. U.S. Dollar Amounts:

The consolidated financial statements presented herein are expressed in Japanese yen, and, solely for the convenience of the readers, have been translated into U.S. dollars at September 30, 2002 and for the six months then ended at the rate of ¥122=US$1, the rate prevailing on September 30, 2002. This translation should not be construed as a representation that the yen amounts shown could be converted into U.S. dollars at ¥122=US$1 or at any other rate.

2. Supplemental Cash Flow Information:

Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions		U.S. dollars in thousands
	2002	2001	2002
Cash paid during the period for:			
Interest	¥ 1,755	¥ 1,897	$ 14,385
Income taxes	19,312	52,896	158,295
Acquisitions of businesses:			
Fair value of assets acquired	¥ 32,015	¥ -	$ 262,418
Fair value of liabilities assumed	(22,584)	-	(185,115)
Stock issuance for acquisition	(9,381)	-	(76,893)
Cash acquired	(4,108)	-	(33,672)
	¥ (4,058)	¥ -	$ (33,262)

3. Reporting Comprehensive Income:

Kyocera has adopted Statement of Financial Accounting Standards ("SFAS") No.130, "Reporting Comprehensive Income." Comprehensive income is defined as total changes in stockholders' equity except for capital transactions.

Comprehensive income for the six months ended September 30, 2002 and 2001 were ¥11,454 million ($93,885 thousand) and ¥(19,311) million, respectively.

Kyocera's accumulated other comprehensive income is as follows:

	Yen in millions		U.S. dollars in thousands
	September 30, 2002	March 31, 2002	September 30, 2002
Net unrealized losses on securities	¥ (18,014)	¥ (27,926)	$ (147,656)
Net unrealized losses on derivative instruments	(422)	(425)	(3,459)
Foreign currency translation adjustments	(9,987)	5,601	(81,860)
	¥ (28,423)	¥ (22,750)	$ (232,975)

4. Investment in Kyocera Chemical Corporation:

On May 16, 2002, the Board of Directors of the Company and Toshiba Chemical Corporation which manufactures and sells electronic parts and materials, decided that the Company would make Toshiba Chemical Corporation a wholly-owned subsidiary of the Company through stock swap. The Company and Toshiba Chemical Corporation made an agreement of stock swap in which 0.022 shares of the Company would be allocated to one share of Toshiba Chemical. On August 1, 2002, the Company issued 990,990 shares of common stock of the Company for this stock swap and Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation (KCC). Operating results of KCC and its subsidiaries were included in Kyocera's consolidated results of operations from the date of the stock swap. The following are the unaudited pro forma combined results of operations of Kyocera for the six months ended September, 2002 and 2001, as if the investment in KCC had taken place at the beginning of respective period.

The results of operations for KCC before the investment, which were included in the pro forma combined results, were prepared in accordance with accounting principles generally accepted in Japan and contained an expense for restructual reforms of ¥3,406 million and a valuation loss for deferred tax assets of ¥3,635 million as one-off charges.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

(Yen in millions and U.S. dollars in thousands, except per share amounts)

	2002	2001	2002
Pro forma net sales	¥ 526,838	¥ 536,130	$ 4,318,344
Pro forma net income	15,163	9,975	124,287
Pro forma net income per share: *			
basic	¥ 80.50	¥ 52.49	$ 0.66
diluted	80.47	52.42	0.66

* The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 990,990 shares issued for KCC as if the shares were issued at the beginning of respective period.

On August 1, 2002, the estimated fair value of net assets for KCC and its subsidiaries was ¥12,760 million ($104,590 thousand), and it was larger than the purchase price of ¥9,431 million ($77,303 thousand), which was calculated based on the average stock price of the company during a few days before and after the date the Company and Toshiba Chemical

Corporation reached an agreement on the stock swap. The excess of the fair value of net assets over the purchase price was ¥3,329 million ($27,287 thousand), which resulted in a write down of non-current assets to the extent of the excess of the fair value over the cost.

Management anticipates that a number of competitive electronic parts and components will be developed as a result of the integration of fine chemical technologies derived from the organic chemical technologies held by Toshiba Chemical Corporation and fine ceramic technologies held by Kyocera. In particular, management anticipates great synergistic effects in the business area of organic materials and components, including high-value-added organic packages, circuit boards and mounted components, etc.

5. Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 (1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized deferred credit related to an excess over cost be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for by the equity method, and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Upon adoption of SFAS No. 141, Kyocera evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, Kyocera reassessed the useful lives and residual values of all existing intangible assets. In addition, to the extent an intangible asset was identified as having an indefinite useful life, Kyocera tested the intangible asset for impairment in accordance with the provisions of SFAS No.142 at the beginning of the period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required Kyocera to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Kyocera identified its reporting units and

determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting units goodwill was impaired. In the second step, Kyocera compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption.

During this first half, Kyocera completed its impairment review, which indicated that there was an impairment loss of goodwill related to the acquisition of Kyocera Tycom Corporation (KTC), which manufactures and supplies Micro Drill for IT industry, from the initial application of these statements. The impairment loss of ¥3,175 million ($26,025 thousand) has been recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology in consideration for sluggish trend of KTC's market. Kyocera also wrote off ¥919 million ($7,533 thousand) of unamortized deferred credit related to an excess over cost arising from an investment in Taito Corporation that was accounted for by the equity method as a cumulative effect of change in accounting principle in accordance with the provision of SFAS No.141.

Amounts previously reported for income before cumulative effect of accounting changes and net income and basic and diluted earnings per share (EPS) for the six months ended September 30, 2001 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill as follows:

	(Yen in millions, except per share amounts) 2001
Reported income before cumulative effect of change in accounting principle	¥ 20,941
Adjustment:	
Goodwill amortization	1,323
Amortization of deferred credit under the equity method of accounting	(131)
Adjusted income before cumulative effect of change in accounting principle	¥ 22,133
Reported net income	¥ 19,103
Adjustment:	
Goodwill amortization	1,323
Amortization of deferred credit under the equity method of accounting	(131)
Adjusted net income	¥ 20,295

	(Yen in millions, except per share amounts)
	2001
Per share data:	
Income before cumulative effect of change in accounting principle:	
Reported basic EPS	¥ 110.76
Adjustment:	
Goodwill amortization	7.00
Amortization of deferred credit under the equity method of accounting	(0.69)
Adjusted basic EPS	¥ 117.07
Reported diluted EPS	¥ 110.62
Adjustment:	
Goodwill amortization	6.99
Amortization of deferred credit under the equity method of accounting	(0.69)
Adjusted diluted EPS	¥ 116.92
Net income:	
Reported basic EPS	¥ 101.04
Adjustment:	
Goodwill amortization	7.00
Amortization of deferred credit under the equity method of accounting	(0.69)
Adjusted basic EPS	¥ 107.35
Reported diluted EPS	¥ 100.92
Adjustment:	
Goodwill amortization	6.99
Amortization of deferred credit under the equity method of accounting	(0.69)
Adjusted diluted EPS	¥ 107.22

6. Legal Proceeding:

The following are material pending, concluded and settled legal proceedings (other than routine litigation incidental to the business) to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between the Company and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The award ordered the Company to pay to LTC and PBTC as damages, approximately ¥31,354 million ($257,000 thousand), including interest, arbitration costs and attorneys' fees. The Company filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

LTC and PBTC filed a motion to confirm the award. On December 11, 1995, the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of arbitration award. On January 9, 1996, the Company appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit, reversed the District Court, concluded that the provisions in the parties' arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties.

On April 4, 2000, the District Court issued an order confirming the arbitrators' conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators' findings of facts and conclusions of law, except for one important finding of fact about LTC's profitability in the second quarter of 1987. The Court ruled that the arbitrators' finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence. Subsequently, on March 6, 2001, the District Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court's March 6, 2001 order includes the confirmation of the Arbitrators' award of damages. On April 3, 2001, the Company filed its Notices of Appeal of the District Court's orders confirming the arbitral award.

On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by the Company to LTC and PBTC in an aggregate amount of ¥52,183 million ($427,728 thousand) plus prejudgment and postjudgment interest. On May 25, the Company filed Notices of Appeal of the judgment.

On June 21, 2001, the District Court entered an order awarding PBTC and LTC attorneys' fees and disbursements. On July 5, 2001, the Company filed Notices of Appeal of that order. The Company's appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001.

The Company filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13, 2002. The Ninth Circuit Court of Appeals issued its opinion on July 23, 2002, affirming the District Court's judgment and award in its entirety. The Company filed a Petition for Rehearing and Rehearing En Banc on August 6, 2002, seeking a rehearing of its appeal before the panel that issued the opinion, and before an en banc panel of eleven Ninth Circuit Judges. On October 1, 2002, the Ninth Circuit Court of Appeals entered an order directing PBTC and LTC to file a response to the Company's petition. On October 11, 2002, PBTC and LTC filed a response opposing a rehearing of the appeal. On October 30, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company leave to file a reply to the response filed by PBTC and LTC.

As of December 12, 2002, no decision has been entered by the Ninth Circuit Court of Appeals on the Company's petition. If we are unsuccessful in reversing this adverse judgment on appeal, we may be required to pay damages, inclusive costs and interest to date, of at least ¥55,266 million ($453 million).

In connection with this litigation, in 1995 the Company purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, the Company deposited ¥57,505 million ($471,352 thousand) in cash on hand restricted for use on September 30, 2002.

7. Segment Reporting:

Kyocera adopts SFAS No.131,"Disclosures about Segments of an Enterprise and Related Information."

Fine ceramics group consists of fine ceramic parts, automotive parts, semiconductor parts, cutting tools, jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic device group consists of electronic components and thin-film products. Equipment group consists of telecommunications equipment, information equipment and optical instruments. Others previously consisted of telecommunication network systems, financial services such as leasing and credit financing, research and development division, and office renting services. However, based on the reorganization of the group structure dated August 1, 2002, management reviewed segment reporting and decided to reflect the accomplishment of fundamental research and development division to each operating segment from the prospective point of view that the effort will lead advancement of achievement.

This change has been made in order to clarify the closer substance of the business of Kyocera.

Segment information for the six months ended September 30, 2001 has been restated to conform to the current year presentation.

Intersegment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, plus other income, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes, minority interests and cumulative effect of change in accounting principle.

Sales to KDDI for the six months ended September 30, 2002 and 2001 comprised of approximately 9.8% and 9.6% of consolidated net sales, respectively.

Information by operating segments for the six months ended September 30, 2002 and 2001 is summarized as follows:

Operating segments	Yen in millions		U.S. dollars in thousands
	2002	2001	**2002**
Net sales:			
Fine ceramics group	**¥ 119,077**	¥ 140,113	**$ 976,041**
Electronic device group	**115,491**	122,605	**946,648**
Equipment group	**250,862**	227,746	**2,056,246**
Others	**37,785**	36,433	**309,713**
Adjustments and eliminations	**(6,212)**	(6,519)	**(50,918)**
	¥ 517,003	¥ 520,378	**$ 4,237,730**
Operating profit:			
Fine ceramics group	**¥ 8,471**	¥ 15,619	**$ 69,434**
Electronic device group	**5,974**	3,756	**48,967**
Equipment group	**17,028**	10,268	**139,574**
Others	**3,216**	2,855	**26,361**
	34,689	32,498	**284,336**
Corporate	**(2,467)**	2,106	**(20,221)**
Equity in earnings of affiliates and unconsolidated subsidiaries	**1,175**	797	**9,631**
Adjustments and eliminations	**196**	(19)	**1,606**
Income before income taxes	**¥ 33,593**	¥ 35,382	**$ 275,352**

Geographic segments	**2002**	2001	**2002**
Net sales:			
Japan	**¥ 194,708**	¥ 205,538	**$ 1,595,967**
United States of America	**150,977**	142,815	**1,237,516**
Asia	**80,685**	77,665	**661,353**
Europe	**68,161**	70,927	**558,697**
Others	**22,472**	23,433	**184,197**
	¥ 517,003	¥ 520,378	**$ 4,237,730**

8. Reclassifications:

Certain reclassifications of previously reported amounts have been made to consolidated balance sheets at September 30, 2001 and March 31, 2002, consolidated statements of income and retained earnings and consolidated statements of cash flows for the six months ended September 30, 2001 to conform to the current period presentation. Such reclassifications have no effect on Kyocera's stockholders' equity, net income and cash flows.

9. New Accounting Standards:

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." This statement establishes accounting and disclosure rules for costs associated with exit or disposal activities. This statement shall be effective for exit or disposal activities that are initiated after December 31, 2002. Currently, Kyocera assumes that the adoption of this new statement will not have a material impact on Kyocera's consolidated results of operations and financial position.

CORPORATE HEADQUARTERS
Kyocera Corporation
6 Takeda Tobadono-cho,
Fushimi-ku, Kyoto 612-8501, Japan
Phone: (075) 604-3500
Facsimile: (075) 604-3501
www.kyocera.co.jp

REGIONAL HEADQUARTERS
Kyocera International, Inc.
8611 Balboa Avenue,
San Diego, CA 92123, U.S.A.
Phone: (858) 576-2600
Facsimile: (858) 492-1456
www.kyocera.com

TRANSFER AGENT FOR COMMON STOCK
Daiko Shoken Business Co., Ltd.
4-6, Kitahama 2-chome,
Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY
Citibank, N.A.
111 Wall Street, 5th Floor,
New York, NY 10043, U.S.A.

ANNUAL MEETING
The annual meeting of shareholders of the Company is normally held in June each year in Kyoto, Japan. In addition, the Company may hold a special meeting of shareholders whenever necessary by giving at least two weeks of advance notice to shareholders.

STOCK EXCHANGE LISTINGS
Tokyo and Osaka stock exchanges
New York Stock Exchange
Symbol: KYO

NUMBER OF SHAREHOLDERS
88,753
(As of September 30, 2002)

INVESTOR RELATIONS
Kyocera Corporation
Investor Relations Section
Corporate Business Systems Administration Division
6 Takeda Tobadono-cho,
Fushimi-ku, Kyoto 612-8501, Japan
Phone: (075) 604-3556
Facsimile: (075) 604-3557
www.kyocera.co.jp

The "For Investors" section of our web site includes regularly updated information, including "Annual Report and financial overviews."

KYOCERA Corporation
6 Takeda Tobadono-cho,
Fushimi-ku, Kyoto 612-8501, Japan
www.kyocera.co.jp
www.kyocera.com
www.kyocera.de

PRINTED WITH SOY INK
This semiannual report is printed in Japan on recycled paper.